UNITED COMMUNITY BANKS, INC.
                                SUPPLEMENT
                           dated April 1, 1997
                                    to
                                PROSPECTUS
                           dated March 27, 1997
                         _______________________

                      300,000 Shares of Common Stock
                          $1 par value per Share
                              $22 per Share
                         _______________________

     This Supplement has been prepared solely for use in conjunction with the Prospectus dated March 7, 1997 (the "Prospectus") pursuant to which an aggregate of 250,000 shares of Common Stock (the "Shares") were offered by United Community Banks, Inc. ("United") at $22.00 per share. United has increased the number of shares offered by United by 50,000 shares from 250,000 to 300,000 shares at the same offering price of $22.00 per share. This Supplement highlights certain sections of the March 7, 1997 Prospectus which are affected by the increase in the number of shares being sold. The price per share and all other aspects of the Offering including the use of proceeds remain the same. The sale of an additional 50,000 shares will increase the proceeds to United by $1,100,000. After the Offering, 6,937,248 shares will be deemed outstanding (including shares underlying the prime plus 1/4% Convertible Subordinated Payable-in-Kind Debentures due December 31, 2006 and presently exercisable options to acquire 58,400 shares). The net proceeds from the sale of the shares of Common Stock will be $6,400,000, after the deduction of estimated offering expenses payable by United. Set forth below is a table containing revised summary consolidated financial information and a revised capitalization table:















                               United Community Banks, Inc.
                        Summary Consolidated Financial Information
                     (Dollars in thousands, except per share amounts)

                                                                                                                     Pro Forma
                                                                                                                    Consolidated
                                                                                                                   As Adjusted<F3>
                                                                                                                -------------------
                                                                            December 31,                        Sept. 30, Sept. 30,
                                               -----------------------------------------------------------      -------------------
                                                   1991         1992         1993        1994         1995        1996        1996
                                                   ----         ----         ----        ----         ----        ----        ----
Balance Sheet Data
  Total assets  . . . . . . . . . . . . .      $269,684     $332,013     $393,632     $456,936     659,669     779,565     789,965
  Loans, gross  . . . . . . . . . . . . .       180,254      224,057      283,611      341,621     456,140     564,685     564,685
  Deposits  . . . . . . . . . . . . . . .       242,957      300,020      349,765      393,270     590,656     680,337     680,337
  Long term debt  . . . . . . . . . . . .         5,277        7,800        7,400        9,400      11,309      10,736      10,736
  Stockholders' equity  . . . . . . . . .        17,968       20,942       25,449       30,217      44,027      48,766      56,266

                                                                                                        Pro Forma Consolidated
                                                                                                             As Adjusted<F3>
                                                                                                     ------------------------------
                                                                       As  of December 31,           Sept. 30,  Sept. 30,  Dec. 31,
                                                 -------------------------------------------------   ------------------------------
                                                   1991       1992       1993       1994      1995      1996      1996      1995
                                                   ----       ----       ----       ----      ----      ----      ----      ----
Statement of Earnings Data
  Net interest income   . . . . . . . . .        $9,322    $11,131    $14,516    $18,217    22,919    22,632    22,802    23,147
  Provision for loan losses   . . . . . .           834        472        842        935     1,040       915       915     1,040
  Noninterest income  . . . . . . . . . .         1,551      2,157      3,700      3,762     4,264     3,740     3,740     4,264
  Noninterest expense   . . . . . . . . .         7,377      8,635     11,705     13,902    17,854    16,803    16,803    17,854
  Net earnings  . . . . . . . . . . . . .         2,082      3,126      4,202      5,200     6,051     5,724     5,836     6,201

Per Share Data
Book value (period end)<F1>   . . . . . .          3.29       3.81       4.55       5.41      7.03      7.79      8.35      7.65
  Net earnings  . . . . . . . . . . . . .          0.38       0.57       0.76       0.93      1.04      0.91      0.87      0.99
  Weighted average outstanding shares   .     5,454,040  5,492.435  5,545,110  5,589,365 5,813,615 6,260,280 6,738,848 6,292,183
  Dividends   . . . . . . . . . . . . . .          0.03       0.05       0.04       0.04      0.07      0.04      0.04      0.04

Ratios  Return on average assets  . . . .          0.82%      1.04%      1.16%      1.22%     1.08%     1.05%     1.07%     1.08%
  Return on average stockholders' equity          12.23%     16.07%     18.12%     18.68%    16.30%    16.49%    15.56%    15.17%
  Net interest margin<F2> . . . . . . . .          4.27%      4.27%      4.57%      4.88%     4.60%     4.64%     4.60%     4.56%
  Average stockholders' equity to average assets   6.73%      6.47%      6.41%      6.51%     6.60%     6.45%     6.86%     7.13%

______________

<F1> Represents stockholders' equity divided by the number of outstanding shares at period end.
<F2> Represents net interest income as a percentage of average interest-earning assets.
<F3> Gives effect to the application of the net proceeds of the Offering, issuance of the 2006 Debentures and conversion of the 2000 Debentures as of December 31, 1996. See Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Information for the Nine Months Ended September 30, 1996 - Developments Since September 30, 1996.

CAPITALIZATION

     The following table sets forth the consolidated capitalization of United at September 30, 1996, and as adjusted at that date to give effect to the sale by United of the 2006 Debentures, conversion of the 2000 Debentures and the sale of 300,000 shares of Common Stock and the application of the estimated net proceeds therefrom as described in "USE OF PROCEEDS" and as further adjusted to give effect to the application of the net proceeds of the Offering. This table should be reviewed in conjunction with the United's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.

                                                                            September 30, 1996
                                                                            ------------------
                                                                       Actual               As Adjusted <F1>
                                                                       ------               ----------------
($ in thousands)
Long-Term Debt  . . . . . . . . . . . . . . . . . . . .                $10,736                   $10,736
Convertible Subordinated Debentures . . . . . . . . . .                  1,000                     3,500
Stockholders' Equity:
  Preferred Stock, $1.00 par value; 10,000,000 shares
     authorized, no shares issued and outstanding
  Common Stock, $1.00 par value; 10,000,000 shares
     authorized, 6,260,280 shares issued and
     outstanding, 6,738,848 shares issued and
     outstanding, as adjusted                                            6,260                     6,739
Capital surplus . . . . . . . . . . . . . . . . . . . .                 14,520                    21,541
Retained earnings . . . . . . . . . . . . . . . . . . .                 28,471                    28,471
Unrealized losses on securities available for sale  . .                   (485)                     (485)
Total stockholders' equity  . . . . . . . . . . . . . .                 48,766                    56,266
Total capitalization                                                    60,502                    70,502
__________________

<F1> Gives effect to the application of the net proceeds of the Offering, proceeds from issuance of 2006 Debentures and conversion of the 2000 Debentures as of December 31, 1996. See Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Information for the Nine Months Ended September 30, 1996 - Developments Since September 30, 1996.